

Mail Stop 3233

March 22, 2016

<u>Via E-mail</u>
Mr. Jan Telander
President and Chief Executive Officer
ProGreen Properties, Inc
380 North Old Woodward Avenue
Suite 226
Birmingham, MI 48009

> **Re:** **ProGreen Properties, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2015**
> **Filed August 13, 2015**
> **File No. 000-25429**

Dear Mr. Telander:

We issued comments to you on the above captioned filing on February 22, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by **April 5, 2016.**

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Becky Chow at (202) 551-6524 or the undersigned at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities